================================================================================







                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2003

                               WYETH SAVINGS PLAN
                            (Full title of the Plan)


                                      Wyeth
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                            Madison, New Jersey 07940
                     (Address of principal executive office)




================================================================================

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Wyeth
                                                   ------------
                                                   (Registrant)


                                   By:    /s/ Paul J. Jones
                                          --------------------------------
                                          Paul J. Jones
                                          Vice President and Controller


Date:    June 17, 2004

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               WYETH SAVINGS PLAN


                                   By:    /s/ Jack M. O'Connor
                                          --------------------------------
                                          Jack M. O'Connor
                                          Member of the Wyeth
                                          Savings Plan Committee


Date:    June 17, 2004

                               WYETH SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2003 AND 2002

   TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                               WYETH SAVINGS PLAN
                           DECEMBER 31, 2003 AND 2002

                                     INDEX




                                                                        Page
                                                                        ----

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits
as of December 31, 2003 and 2002                                         1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2003                                     2

Notes to Financial Statements                                          3 - 9

Supplemental Schedule:*

         Item 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2003                                      Schedule I

Consent of Independent Registered Public Accounting Firm



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Participants and Administrator of Wyeth Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Wyeth Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversights Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Florham Park, New Jersey


June 17, 2004

                               Wyeth Savings Plan
              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2003 and 2002



                                                          December 31,
                                                      2003             2002
                                                 --------------   --------------
Assets:
    Investments, at fair value                   $2,230,449,637   $1,755,485,074

    Loans to participants                            30,874,918       32,280,418

    Receivables:
      Employer contribution                           1,618,507        1,672,944
      Participant contribution                        5,301,574        5,506,682
      Dividends                                          14,938             --
      Due from brokers for securities sold            1,251,583             --
                                                 --------------   --------------
        Total receivables                             8,186,602        7,179,626
                                                 --------------   --------------


    Cash and cash equivalents                        19,885,529       73,406,963
                                                 --------------   --------------

        Total Assets                             $2,289,396,686   $1,868,352,081
                                                 --------------   --------------

Liabilities:
    Due to brokers for securities purchased                --          3,398,777
                                                 --------------   --------------

Net Assets Available for Plan Benefits           $2,289,396,686   $1,864,953,304
                                                 ==============   ==============



The accompanying notes to financial statements are an integral part of these statements.

                               Wyeth Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For The Year Ended December 31, 2003



Additions to net assets attributed to:
 Investment Gain:
    Net appreciation in fair value
    of investments                                                  $282,497,764
    Interest                                                          36,723,122
    Dividends                                                         22,528,678
    Demutualization Proceeds                                             703,530
                                                                  --------------
      Total investment gain                                          342,453,094


 Contributions:
    Employer                                                          39,685,819
    Participant                                                      137,668,242
                                                                  --------------
      Total contributions                                            177,354,061

 Rollovers into Plan                                                  61,564,330
                                                                  --------------


      Total additions                                                581,371,485
                                                                  --------------


Deductions from net assets attributed to:
 Benefits paid to participants                                       155,932,020
 Transfers out of Plan                                                   996,083
                                                                  --------------


      Total deductions                                               156,928,103
                                                                  --------------

      Net additions                                                  424,443,382


Net Assets Available for Plan Benefits:
 Beginning of Year                                                 1,864,953,304
                                                                  --------------

 End of Year                                                      $2,289,396,686
                                                                  ==============


The accompanying notes to financial statements are an integral part of this statement.

                               WYETH SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS




NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the Wyeth Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (the "Company") and became effective on April 1, 1985. Full-time (U.S. paid) employees of the U.S. Company and its participating U.S. subsidiaries who are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. Part-time (U.S. paid) employees to be eligible to participate must complete at least 1,000 hours during the first 12 months of employment or during any calendar year following the year in which they are hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and qualified under the Internal Revenue Code (the "Code").

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. The Company will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Rollovers into Plan
-------------------

Participants may elect to rollover their balances from qualified plans of other employers into the Plan, upon consent of the Plan administrator.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions plus earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the Company matching contributions according to the following schedule:

                                                     Vesting
                 Years of Continuous Service        Percentage
                 ---------------------------        ----------
                      1 year completed                  0%
                      2 years completed                25%
                      3 years completed                50%
                      4 years completed                75%
                      5 years completed               100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If an employee's employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions is forfeited and becomes available to satisfy future Company matching contributions. During 2003, forfeitures of $1,944,538 were used to offset Company matching contributions. As of December 31, 2003 and 2002, the amount of forfeitures available to offset future Company matching contributions totaled $423,317 and $308,207, respectively.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee ("the Committee"). Participants are limited to one non-hardship and one hardship withdrawal each year. Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their accounts if the participant's account balance is greater than $5,000.

Loans
-----

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions
-------------

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Benefits
--------

Benefits are recorded when paid.

Investment Valuation
--------------------

The Wyeth Common Stock Fund and common stocks are recorded at fair market value. Shares in the Fidelity Funds and the MSIFT Value Portfolio - Adviser Class are recorded at fair market value, which is based on their published net asset value. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by the Fidelity Management Trust Company (the "Trustee") which approximates fair market value (see also
NOTE 3).

Loans are valued at cost which does not differ materially from fair market value.

Investment transactions are recorded on a trade date basis.

The following table presents investments:

                                                           December 31,
                                                      2003              2002
                                                      ----              ----
Investments at Fair Value as Determined by
   Net Asset Value

   Mutual Funds                                  $1,049,103,200   $  737,086,434

Investments at Contract Value

   Investment Contracts                             693,218,361      575,846,810

Investments at Fair Value as Determined by
   Quoted Market Price

   Common Stocks                                    488,128,076      442,551,830
                                                 --------------   --------------

  Total Investments                              $2,230,449,637   $1,755,485,074
                                                 ==============   ==============

Cash and Cash Equivalents
-------------------------

Cash equivalents consist primarily of commercial paper, fixed-term deposits and other short-term, highly liquid securities with original maturities of three months or less and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by the Company.

Risks and Uncertainties
-----------------------

The Plan's assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows for 2003 and 2002:

         Interest Income Fund - consists primarily of guaranteed investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. There are also several collective trusts and wrapper contracts (the purpose of the wrapper contracts is to provide market and cash flow risk protection to the Plan by maintaining the stable value of the investment and ensuring the desired targeted return) in the fund. The fund also contains a money market/STIF component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts underlying the Interest Income Fund are guaranteed by the issuing insurance carrier. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield and crediting interest rates attributable to these contracts approximated 5.13% for 2003 and 5.90% for 2002.

         Wyeth Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

         Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

         Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

         Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

         Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

         Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

         MSIFT Value Portfolio - Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP. which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Fidelity Management Trust Company was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 - DEMUTUALIZATION
         ---------------

Principal Financial Group ("Principal") and Prudential Life Insurance Company ("Prudential"), custodians of terminated defined contribution plans of which Wyeth is the successor both operated as mutual insurance companies. A mutual insurance company is considered to be owned by policyholders whose insurance contracts embody their rights as insureds and as members of the mutual insurance company. In order to enhance their financial flexibility and to improve access to capital markets, Principal and Prudential became stock companies. In accordance with IRS and Department of Labor rulings, the proceeds of the demutualization shares of Principal and Prudential are to be used for the benefit of participants and offset a portion of the Company matching contributions. At December 31, 2003, Principal and Prudential stocks held by the Plan were valued at $580,643, and $122,887, respectively.

NOTE 6 -  PLAN AMENDMENTS
          ---------------

The Plan was amended in 2003 for certain administrative reasons.

NOTE 7 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as amended effective February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 8 - RELATED-PARTY TRANSACTIONS
         --------------------------

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. As stated in NOTE 4, Fidelity Management Trust Company is the Trustee and therefore, these transactions qualify as party-in-interest transactions.

NOTE 9 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution amounts and are entitled to full distribution of such amounts.

NOTE 10 - INVESTMENTS
          -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                      2003            2002
                                                      ----            ----

Wyeth Common Stock Fund                           $487,424,546     $442,551,830

Fidelity Spartan U.S. Equity Index Fund           $314,301,817     $235,478,355

Fidelity Magellan Fund                            $271,546,789     $205,407,763

Fidelity Balanced Fund                            $192,448,087     $139,210,068

Fidelity Low-Priced Stock Fund                    $140,113,576     $ 77,275,615*

* In 2003, the Fidelity Low-Priced Stock Fund exceeded 5% of the Plan's total net assets, but in 2002 it was less than 5%.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $282,497,764 as follows:

                    Wyeth Common Stock          $ 62,887,997
                    Mutual Funds                 219,609,767
                                                ------------
                    Total                       $282,497,764
                                                ============

                                                                                        Schedule I
                                        Wyeth Savings Plan
                   Schedule H Item 4i - Schedule of Assets (Held at End of Year)
                                      As of December 31, 2003
                            Employer Identification Number - 13-2526821
                                         Plan Number - 045


Identity of Issuer                    Description of Investment            Cost**   Current Value
------------------                    -------------------------            ------   -------------

Investment Contracts:
---------------------

Bank of America                       Mutual Fund 5.14%                              $112,688,104
                                      Wrapper Contract                                ($2,814,288)

Canada Life Insurance                 GIC 7.20% Due 9/15/05                           $25,126,677

John Hancock Mutual Life Insurance    GIC 6.05% Due 12/15/04                          $20,412,580

Metropolitan Life Insurance           GIC 4.24% Due 12/15/08                          $37,577,667
                                      GIC 4.15% Due 6/15/09                           $20,631,388

Monumental Life Insurance             GIC 3.56% Due 12/15/06                          $18,662,250
                                      GIC 6.22% Due 6/15/07                           $12,473,978

New York Life Insurance               GIC 7.10% Due 12/15/05                          $19,843,255
                                      GIC 3.00% Due 3/31/09                           $35,567,294

Principal Mutual Life Insurance       GIC 5.95% Due 3/15/07                           $24,242,316
                                      GIC 4.07% Due 12/17/07                          $37,461,104
                                      GIC 4.09% Due 12/15/09                          $20,035,174

Travelers Insurance                   GIC 7.40% Due 3/15/05                           $26,580,899
                                      GIC 7.05% Due 6/15/05                           $26,904,507
                                      GIC 6.13% Due 3/31/08                           $23,621,423

CDC Financial Products                Collective Trust 4.96%                          $85,287,544
                                      Wrapper Contract                                ($2,816,510)

Morgan Stanley                        Collective Trust 4.63%                          $16,256,345

SEI Financial Management              Collective Trust 3.46%                          $53,222,586

State Street Bank and Trust           Collective Trust 5.09%                          $85,542,369
                                      Wrapper Contract                                ($3,288,301)


* Represents a Party-in-interest to the Plan.
**Cost not required for participant directed investments.

                                                                                       Schedule I
                                                                                       (Continued)
                                        Wyeth Savings Plan
                   Schedule H Item 4i - Schedule of Assets (Held at End of Year)
                                      As of December 31, 2003
                            Employer Identification Number - 13-2526821
                                         Plan Number - 045


Identity of Issuer                    Description of Investment            Cost**   Current Value
------------------                    -------------------------            ------   -------------

Common Stocks:
--------------

Wyeth*                                Common Stock
                                      11,480,649 shares                              $487,424,546

Principal Financial Group             Common Stock
                                      17,558 shares                                      $580,643

Prudential Financial Inc.             Common Stock
                                      2,942 shares                                       $122,887


Mutual Funds:
-------------

Fidelity Management Trust Company*    Magellan Fund
                                      2,778,256 shares                               $271,546,789

Fidelity Management Trust Company*    Balanced Fund
                                      11,489,438 shares                              $192,448,087

Fidelity Management Trust Company*    International Growth & Income Fund
                                      4,080,910 shares                                $97,615,359

Fidelity Management Trust Company*    Spartan U.S. Equity Index Fund
                                      7,975,179 shares                               $314,301,817

Fidelity Management Trust Company*    Low-Priced Stock Fund
                                      4,005,534 shares                               $140,113,576

Morgan Stanley                        MSIFT Value Portfolio - Adviser Class
                                      2,143,718 shares                                $33,077,572
                                                                                   --------------

Total Investments per Statement
of Net Assets Available for Plan Benefits                                          $2,230,449,637
                                                                                   ==============


Loans to Plan Participants*           Rates ranging from 5.0% to 10.5%
                                      Due through 2019                                $30,874,918
                                                                                   ==============


* Represents a party-in-interest to the Plan.
**Cost not required for participant directed investments.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------



We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 33-45324, 33-57339, 333-108312, 333-111093, and
333-112450), Form S-4 (No. 333-59642), and Form S-8 (Nos. 2-96127, 33-24068,
33-41434, 33-53733, 33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509,
333-76939, 333-67008, 333-64154, 333-59668, 333-89318, 333-98619 and 333-98623)
of Wyeth of our report dated June 17, 2004 relating to the financial statements of the Wyeth Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 17, 2004